Waypoint Direct Investments, LLC

Statement of Financial Condition
For the Year Ended December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waypoint Direct Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West Broad Street, Suite 710
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Pidlipchak 203-210-2739
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman
(Name – *if individual, state last, first, middle name*)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Pidlipchak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waypoint Direct Investments, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and COO

Title

YVONNE BOUTROS
NOTARY PUBLIC, STATE OF CONNECTICUT
My Commission Expires October 31, 2025

YVONNE BOUTROS NOTARY PUBLIC CONNECTICUT

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Waypoint Direct Investments, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Waypoint Direct Investments, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Waypoint Direct Investments, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Waypoint Direct Investments, LLC's management. Our responsibility is to express an opinion on Waypoint Direct Investments, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Waypoint Direct Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit presents a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Waypoint Direct Investments, LLC's auditor since 2018.
White Plains, New York
March 31, 2021

Waypoint Direct Investments, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 2,855,083
Accounts Receivable	26,252
Prepaid Expenses	57,596
Total assets	$ 2,938,931

Liabilities and Members' Equity

Liabilities

Accounts Payable and Accrued Expenses	$ 41,559
Payable to Affiliates	194,838
Deferred Revenue	987,967
Commission Payable	1,338,581
Total liabilities	2,562,945
Commitments and Contingencies (Notes 3, 4 and 8)	
Members' Equity	375,986
Total Liabilities and Members’ Equity	$ 2,938,931

See accompanying notes to statement of financial condition

Waypoint Direct Investments, LLC
Notes to Statement of Financial Condition
December 31, 2020

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Waypoint Direct Investments, LLC (the "Company") was organized in the State of Delaware on June 14, 2004. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services exclusively to affiliates of the Company, including private placement of securities in the syndication of buildings and real estate to accredited and institutional investors. The Company was approved by FINRA in February 2013 to conduct corporate finance consulting including mergers and acquisitions.

BD Direct Owner LLC (the "Owner") owns 99% of the Company.

Under its membership agreement with FINRA, the Company limits its business to the activities described above. In doing so, the Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and has agreed to certain limitations including, but not limited to 1) the Company will not in the course of its limited business activities directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and 2) will not carry accounts of or for customers.

Summary of Significant Accounting Policies

Use of estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission payable

Commission payable to registered representatives is recorded when the related fee revenue is recognized and is, by agreement, not paid until cash fees are received by the Company.

Credit risk

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2020, there were $2,605,083 in uninsured balances.

NOTE 2: INCOME TAXES

The Company, with the consent of its members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the members are taxed on the Company's taxable income. Accordingly, no provision or liability for federal income taxes is included in these financial statements.

NOTE 3: RELATED-PARTY TRANSACTIONS

The Company has entered into a written agreement with Waypoint Residential LLC, an affiliate of the Company ("Affiliate"), to share office space and personnel in the ordinary course of its business. Under this agreement, the Company is charged a share of the expenses paid by the Affiliate in proportion to the benefits derived by the entity, based on the percentage of an employee’s time attributable to the Company compared with the total time attributable to the Affiliate. For the year ended December 31, 2020, rent and employee compensation and benefits expense amounted to $30,636 and $147,420, respectively. At December 31, 2020, the Company owed the Affiliate a total of $194,838 for expenses paid on its behalf. During the year ended December 31, 2020, the Company reimbursed the Affiliate for advances made for offering expenses totaling $15,000.

It is possible that the terms of certain of the related-party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 4: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company’s business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company’s financial position, statement of income or cash flows. As of December 31, 2020, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 5: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 6: RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENT

On January 1, 2020, the Company adopted FASB ASC Topic 326 – “Financial Instruments – Credit Losses” (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. For loans and held-to-maturity debt securities, the new guidance requires measurement of a CECL to estimate the allowance for credit losses for the remaining contractual term, adjusted for prepayments, of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts.

For financial assets measured at amortized cost (e.g., cash and accounts receivable), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

The Company adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change from day to day, but on December 31, 2020, the Company had net capital of $292,139, which was $187,140 in excess of its required net capital of $104,999; and the Company's ratio of aggregate indebtedness ($1,574,980) to net capital was 5:39 to 1.

Waypoint Direct Investments, LLC
Notes to Statement of Financial Condition
December 31, 2020

NOTE 8: RISKS AND UNCERTAINTIES

Since March 2020, global financial markets have experienced and may continue to experience significant volatility resulting from the spread of a novel coronavirus known as COVID-19. The outbreak of COVID-19 has resulted in travel and border restrictions, quarantines, supply chain disruptions, lower consumer demand and general market uncertainty. The effects of COVID-19 have and may continue to adversely affect the global economy, the economies of certain nations and individual issuers, all of which may negatively impact the Company’s performance.